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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          Date of Report: March 3, 1999

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
                              9200 Bridgeport Road
                              Richmond, BC, Canada
                                    V6X 1S1
                                 (604) 273 7564

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                 Form 20-F [ ]                    Form 40-F [X]

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

                 Yes [ ]                          No [X]

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ITEM 5. OTHER EVENTS

On February 19, 1999, Ritchie Bros. entered into an agreement to acquire the auction business and certain related assets of Forke, Inc. ("Forke"). If all aspects of the transaction are completed, this acquisition could increase the Company's sales force by approximately 30 people and increase the Company's network of permanent auction sites by two sites.

Four parcels of real property in the United States may be acquired as part of this transaction (including the additional auction sites referred to above), subject to, among other things, the Company being satisfied with the results of environmental reviews.

The total consideration to be paid is dependent on the assets selected to be acquired by the Company and will not be known until closing (the Company is not required to elect to acquire certain assets until three days prior to closing). The transaction is expected to close before the end of the second quarter of 1999, subject to regulatory clearance and other customary conditions. The Company intends to finance this transaction substantially with a bank term loan. Total consideration will include a small amount of share based consideration but is not expected to be materially dilutive to existing Ritchie Bros. shareholders.

Forke is a major auctioneer of industrial equipment headquartered in Lincoln, Nebraska. Whereas Ritchie Bros. operates through over 50 locations in 14 countries in North America, Europe, Asia, Australia and the Middle East, Forke operates primarily in the United States. Forke has been conducting industrial auctions since 1921 and pioneered the industrial auction business in the United States.

Forke currently operates permanent auction sites in Albuquerque, NM, Fort Worth, TX, Statesville, NC, and Ocala, FL. It also conducts auctions on leased facilities and temporary "off-site" locations. Like the Company, Forke holds unreserved auctions (there are no minimum or reserve prices and the seller of the equipment is not allowed to bid on or otherwise artificially manipulate the sales price of the equipment).

Forke also operates an equipment finance business but the Company did not acquire this business.

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ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

Listed below is the exhibit filed as part of this report.

      (c)     EXHIBIT NO.             DESCRIPTION
              -----------             -----------
                 99.1                Press Release

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              RITCHIE BROS. AUCTIONEERS INCORPORATED

Date March 3, 1999           By/S/Robert S. Armstrong
                                  Robert S. Armstrong, Corporate Secretary